

July 25, 2024

Douglas L. Kennedy
Chief Executive Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

>   **Re: Peapack-Gladstone Financial Corporation**
>   **Registration Statement on Form S-3**
>   **Filed July 16, 2024**
>   **File No. 333-280838**

Dear Douglas L. Kennedy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance

cc: Scott Brown, Esq.